Chart Acquisition Corp.
75 Rockefeller Plaza, 14th Floor,
New York, New York 10019

December 11, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp. Registration Statement on Form S-l Filed October 13, 2011, as amended File No. 333-177280

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chart Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, December 12, 2012, or as soon as thereafter practicable.

Please note that we acknowledge the following:

·
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Christopher D. Brady Christopher D. Brady President

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)